Board of Directors and Stockholders
Telescan, Inc.

We consent to incorporation by reference in the registration statements (Nos. 33-63172 and 33-94514) on Form S-8 of Telescan Inc. of our report dated February 14, 1997 relating to the consolidated balance sheets of Telescan, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows and related schedules for each of the years in the three-year period ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 10-K of Telescan, Inc.

/s/ HEIN + ASSOCIATES LLP
Hein + Associates LLP
Certified Public Accountants
Houston, Texas
March 31, 1996